UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 14, 2005

PetroKazakhstan Inc.
Suite 1460 Sun Life Plaza North Tower
140 - 4th Avenue S.W.
Calgary, Alberta, Canada AO T2P 3N3

      Re:	PetroKazakhstan Inc.
		Form 40-F for the Fiscal Year Ended December 31, 2004
      Filed April 1, 2005
      File No. 001-31448

Dear Mr. Peart:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of this filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business of the Corporation, page 20

Downstream Operations: Refining, Marketing and Transportation,
page
45

1. We note the statement on page 49 that you entered into a swap agreement with Iran, and that deliveries to the Tehran refinery spanned December 2003 to August 2004. You also state on page 48 that
MEMR permitted the January 2005 quota, but prohibited quotas for February and March.

In light of these statements; the fact that Iran is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control; and the fact that the U.S. State Department has identified Iran as a state sponsor of terrorism, please describe for us your current, previous and proposed operations in, or contacts with, Iran, including through distributors. In your response, please address the materiality of any such operations, contacts or distributor arrangements and your view as to whether those operations, contacts or distributor arrangements constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Anthony R. Peart
PetroKazakhstan Inc.
September 14, 2005
Page 1